Michael Foods, Inc. news release of July 1, 1996

Contact:  Mark D. Witmer, Assistant Treasurer,  Michael Foods, Inc.
          (612) 546-1500

FOR IMMEDIATE RELEASE

MICHAEL FOODS AND PAPETTI'S HYGRADE EGG PRODUCTS TO MERGE
- ---------------------------------------------------------

Minneapolis, July 1 -- Michael Foods, Inc. (Nasdaq:MIKL) and Papetti's Hygrade Egg Products, Inc. and its affiliates ("Papetti's") today announced they have entered into an agreement whereby Michael Foods will purchase Papetti's in a cash and stock transaction valued at approximately $85 million. Additionally, Michael Foods is to assume approximately $28 million of debt held by Papetti's. Papetti's, based in Elizabeth, New Jersey, is the world's largest further processed egg products producer with annual sales in excess of $275 million. The net sales of Michael Foods after the merger are expected to exceed $900 million annually.

The merger, which has been approved by the Michael Foods Board of Directors, will be accounted for as a purchase. Completion of the transaction is subject to finalization of the companies' due diligence reviews, various regulatory approvals and certain other conditions. It is expected that the transaction will close this fall. The pending merger previously announced between Michael Foods and North Star Universal, Inc. is now likely to close some time after the third quarter due to the need to provide information regarding the Papetti's transaction to the governmental bodies reviewing the North Star merger.

Commenting on the Papetti's merger, Gregg A. Ostrander, President and CEO of Michael Foods, said, "We are excited about Papetti's joining forces with Michael Foods. This is a strategic combination which will result in the creation of a strong, broad egg products team able to globally serve customers' needs in virtually any egg product category. The depth and breadth of our combined product development, processing, customer service and sales capabilities will be unparalleled in the egg products industry. With combined egg products sales of approximately $500 million, we expect to see significant synergies emerge in the years ahead, which will further enhance our growth prospects and strengthen our leadership in bringing value-added products to the market."

Arthur N. Papetti, President of Papetti's, added, "Our family has a long and proud history in the egg products business. Aligning our resources with those of Michael Foods will enhance our combined leadership in egg products. The combined operations of the Papetti's and M. G. Waldbaum egg products businesses will be able to aggressively explore growth avenues that would be more difficult to pursue independently. We look forward to becoming a member of the Michael Foods family of companies and to capitalizing on the opportunities that lie ahead."

Michael Foods, Inc. is a diversified food processor and distributor with particular interests in egg products, refrigerated grocery products, frozen and refrigerated potato products and specialty dairy products. Principal subsidiaries include M. G. Waldbaum Company, Crystal Farms Refrigerated Distribution Company, Northern Star Co. and Kohler Mix Specialties, Inc.
                                   #   #   #
7-1-96